SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For May 24, 2005

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

13th-16th Floors

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K the Company’s interim report for the six months ended February 28, 2005.

World Class
Innovation

INTERIM REPORT 2005

CTI

City Telecom (H.K.) Limited
城市電訊(香港)有限公司

CHAIRMAN’S STATEMENT

•	As at 28th February 2005, triple-play subscription base has reached 524,000, consisting of 282,000 voice, 203,000 broadband and 39,000 IP-TV.

•	Achieved position as largest alternative residential voice and broadband provider in Hong Kong, within 5 years of Fixed Telecommunications Network Services (“FTNS”) licence grant.

•	Completed US$125 million 10-year senior notes (“10-year senior notes”) issue in January 2005. As at 28th February 2005, net cash of HK$50 million consisting of gross cash HK$1,014 million less borrowings of HK$964 million.

•	Total revenue up 1% year-on-year to HK$576 million.

•	FTNS revenues up 25% year-on-year to HK$311 million. FTNS now attributable to 54% of total revenues and 61% of gross profits of the Group.

•	Increase in IP-TV EBITDA loss to HK$28 million in 1H05 from HK$9 million loss in 1H04.

•	Net interest expense of HK$7 million in 1H05 versus net interest income of HK$2 million in 1H04.

•	Net loss of HK$32 million versus HK$35 million net profit for same period last year.

WORLD CLASS INNOVATION

Dear Fellow Shareholders,

The six months to 28th February 2005 marked our first reporting period whereby Fixed Telecommunications Network Services (FTNS) revenues have overtaken International Telecommunications Services (IDD) revenues. Within five years of receiving our FTNS licence, we have established ourselves as the largest alternative provider of residential voice and broadband services in Hong Kong. In January 2005, we completed our US$125 million 10-year senior notes issue which fully funds our business plan expansion to 1.8 million homes pass, representing some 80% of Hong Kong’s total homes.

In April 2005, we launched our new 1Gbps residential broadband service. This service is backed by a branding campaign that features Liu Xiang, China’s first male Olympic Track and Field Gold medalist. Liu Xiang signifies exceptional World class achievement from a humble upbringing, paralleling our corporate development. In the Global Information Communications Technology (ICT) industry, City Telecom’s commercial launch of mass market symmetric 100 Mbps (bb100) service and symmetric 1Gbps (bb1000) service puts Hong Kong into gold class status. Today, Hong Kong is widely regarded as one of the most successful commercially-focused ICT markets in the world and City Telecom is proud to have contribution to this achievement.

CITY TELECOM (H.K.) LIMITED

CHAIRMAN’S STATEMENT

Since receiving the upgrade from Wireless-FTNS to Fixed-FTNS license in April 2002, we have been assertively upgrading our trunk network from wireless to fiber and are on track to achieve 90% fiber coverage of our 1.2 million homes passed by mid 2005. With this upgrade to self-owned fiber, we have cleared the weakest link in our Metro Ethernet deployment and are ready to take full advantage of its inherent unlimited bandwidth.

We have established our current position of 524,000 triple-play subscriptions based predominately on offering exceptional value. Now, instead of being just limited to value, we are introducing services and quality advantages that cannot be matched by legacy carriers. Our broadband service suite of bb10, bb100 and bb1000 is the most comprehensive offering available in Hong Kong delivering speeds of 10 MBps, 100 Mbps and 1000Mbps respectively, and price points from HK$120 to HK$1,350 per month.

Hong Kong is now recognized as the world leader in IP-TV development, being the largest single market in the world. At City Telecom, we are highly encouraged by the first 18 months results of our start-up IP-TV operations. We believe that IP-TV and with its sequent enhancements such as interactivity, video on demand, time shifting, High Definition TV etc will fundamentally enhance Hong Kong’s TV viewing habits. Our plan in IP-TV is to turn subscription TV into a commodity service for the mass market, contrary to the premium focused by the established operators.

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL REVIEW

During the period under review, competition continues to be intense on all fronts in the telecommunications market. Our FTNS business recorded 25% growth to HK$311 million but this was offset by 18% decrease in our IDD revenues to HK$265 million. As such, total revenue increased by 1% to HK$576 million, of which, 54% is now attributable to the FTNS business.

Gross profit margin fell from 71% in 1H04 to 69% in 1H05. Cost of sales increased by 7% from HK$168 million to HK$180 million, driven by an increase in IP-TV cost of sales from less than HK$1 million in 1H04 to HK$21 million in 1H05. Despite the IP-TV start-up costs, FTNS business is now the dominant 61% contributor of the Group’s total gross profits.

EBITDA margin fell from 21% in 1H04 to 14% in 1H05. Including cost of sales, total cash operating expenses increased by 10% from HK$450 million to HK$493 million. The bulk of the increase in operating cost expenditure was attributable to our commercial rollout of IP-TV with EBITDA loss in this segment increasing from HK$9 million loss in 1H04 to HK$28 million loss in 1H05.

Depreciation has increased by 21% from HK$91 million to HK$110 million in this reporting period, due to the increase of capital expenditure on our IP network construction.

During this period, the Group incurred net interest expense of approximately HK$7 million versus net interest income of HK$2 million in 1H04. The interest expense incurred was mainly attributable to the 10-year senior notes issued in January 2005.

The Group reported a net loss of HK$32 million compared to a net profit of HK$35 million in the last corresponding period.

INTERIM REPORT 2005

CHAIRMAN’S STATEMENT

LIQUIDITY AND CAPITAL RESOURCES

As at 28th February 2005, the Group had cash and bank balances of approximately HK$1,014 million and outstanding borrowings of HK$964 million. During the period, the Group issued a 10-year senior notes at fixed interest rate of 8.75% per annum in January 2005 equivalent to HK$975 million. The use of proceeds include the full repayment of an existing HK$197 million bank loan, capital expenditure for expansion of homes pass coverage in Hong Kong from 1.2 million to 1.8 million, additional working capital and for general corporate purpose.

Capital expenditure incurred during the period was HK$173 million, the majority of which, approximately HK$170 million, was invested in the local fixed telecommunications network. Our network development will require ongoing capital expenditure that will be met by internally generated cashflow and the net proceeds from the 10-year senior notes issued recently.

The debt maturity profiles of the Group as at 28th February 2005 and 31st August 2004 were as follows:

	28th February 2005	31st August 2004
	HK$’000	HK$’000
Repayable within one year	19,873	32,503
Repayable in the second year	—	20,000
Repayable in the third to fifth year	—	60,000
Repayable after the fifth year	944,154	6,667

Total	964,027	119,170

As at 28th February 2005, all outstanding borrowings are on floating interest rates except for the 10-year senior notes at fixed interest rate of 8.75% per annum. All outstanding borrowings are denominated in United States dollars and Japanese Yen. As the cash and bank balances exceeded all outstanding borrowings as at 28th February 2005, no gearing ratio is presented.

The currency denomination for the borrowings was as follows:

	28th February 2005	31st August 2004
	HK$’000	HK$’000
United States Dollars
– Unsecured	944,154	—

Hong Kong Dollars
– Secured	—	100,000

Japanese Yen
– Secured	19,873	19,170

Total	964,027	119,170

CITY TELECOM (H.K.) LIMITED

CHAIRMAN’S STATEMENT

CHARGE ON GROUP ASSETS

As at 28th February 2005, a short term bank loan of HK$19,873,000 was secured by a bank deposit of the same amount. In addition, certain bank guarantees provided to suppliers and to utility vendors in lieu of payment of utility deposits were secured by pledged deposits of HK$10,900,000 (compared to pledged bank deposits of US$800,000 and HK$1,395,000, and a charge over an investment with market value of US$468,000 as of 31st August 2004).

EXCHANGE RATES

During the reporting period, the Group was not affected to any significant extent of fluctuations in exchange rates.

CONTINGENT LIABILITIES

As at 28th February 2005, the Group had total contingent liabilities in respect of guarantees provided to suppliers of HK$6,800,000 (31st August 2004: HK$6,295,000) and to utility vendors in lieu of payment of utility deposits of HK$3,622,000 (31st August 2004: HK$3,622,000).

BUSINESS REVIEW

FIXED TELECOMMUNICATIONS NETWORK SERVICES (FTNS)

During the reporting period, the Group focused on growing our FTNS subscription base which reached 524,000 in February 2005, consisting of 282,000 voice, 203,000 broadband and 39,000 IP-TV. Whilst this solid customer base required substantial investment in customer acquisition, the Group believe that it forms a concrete foundation for our future growth and success.

INTERNATIONAL TELECOMMUNICATIONS SERVICES (IDD)

Market pricing for IDD remained intense with our key competitors employing very aggressive pricing strategies. Total traffic minutes fell by 2% to 484 million minutes from last corresponding period. The average tariff rate also fell to HK$0.55 per minute as compared to HK$0.66 per minute in the last corresponding period. The combined effect of the decrease in traffic volume and average tariff rate has resulted in decrease in revenue by 18%. We expect the rate of decline in average IDD tariff rates will continue in the second half of fiscal 2005 due to severe competition.

PROSPECTS

In Hong Kong, we have effectively created a “Reverse Digital Gap” whereby the mass market customers within our network coverage now enjoy superior value and service options. Being the only carrier in Hong Kong to offer a pure Ethernet solution, City Telecom is able to offer value and bandwidth options that cannot be matched by legacy telephone networks. Going forward, we will strive to make our bb100 (symmetric 100 Mbps) broadband service the mass market standard for Hong Kong. In the near term, our key emphasis will be to enhance our brand positioning and to crystallize the service premium that we are now delivering to the market place.

Phase one of our FTNS business plan from 2000-2005 is essentially completed with 1.2 million homes passed and over 500,000 triple-play subscriptions. For Phase two, our next five year goal is to capitalize the inherent bandwidth and efficiency advantages offered by our end-to-end Metro Ethernet, especially with the termination of Type II unbundled local access by June 2008. The Group expect the termination of Type II access will result in consolidation of the fixed telecommunications market towards the facilities-based carriers, similar to the situation that has already occurred in the broadband access market.

The next 12-24 months will require substantial investment in operating expenditure for brand enhancement and subscriber acquisition, as well as capital investment for network expansion. In addition to our established residential position, we will also be assertive in expansion into the corporate and mobile carrier backhaul segments. Our HK$975 million 10-year senior notes issue which was completed in January 2005, together with internally generated cash flows, fully funds our growth roadmap towards 1.8 million homes passed, 80% of Hong Kong’s total homes.

INTERIM REPORT 2005

UNAUDITED CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 28th February 2005

		Unaudited six months ended
	Note	28th February 2005	29th February 2004
		HK$’000	HK$’000
Turnover	2	575,897	572,403
Cost of services provided	3	(179,934)	(168,382)

Gross profit		395,963	404,021
Other revenues		5,212	4,035
Other operating expenses	4	(423,538)	(372,492)

Operating (loss)/profit	5	(22,363)	35,564
Finance costs		(10,396)	(88)

(Loss)/profit before taxation		(32,759)	35,476
Taxation credit/(charge)	7	469	(352)

(Loss)/profit attributable to shareholders		(32,290)	35,124

Dividends	8	—	9,158

Basic (loss)/earnings per share	9	(5.3) cents	5.8 cents

Fully diluted earnings per share	9	N/A	5.7 cents

CITY TELECOM (H.K.) LIMITED

CONDENSED CONSOLIDATED BALANCE SHEET

As at 28th February 2005 and 31st August 2004

	Note		Unaudited 28th February 2005	Audited 31st August 2004
			HK$’000	HK$’000
Non current assets

Goodwill	10		1,598	2,131
Fixed assets	10		1,222,388	1,158,875
Other investments	11		25,917	25,604
Long-term bank deposit	12		15,600	15,600
Long-term receivable	22		5,850	6,206
Deferred tax assets	17		164	229
Deferred expenditure	10		25,702	21,563

Current assets

Accounts receivable	13		152,753	134,849
Other receivables, deposits and prepayments			35,145	44,029
Pledged bank deposits	14		30,773	26,805
Cash and bank balances			968,119	247,517

			1,186,790	453,200

Current liabilities

Accounts payable	15		104,883	122,459
Other payables and accrued charges			189,742	188,605
Deposits received			15,627	17,983
Current portion – deferred services income			46,090	35,288
Taxation payable			574	1,173
Short-term bank loan – secured	14	(c)	19,873	19,170
Current portion – long-term bank loan – secured	18		—	13,333

			376,789	398,011

Net current assets			810,001	55,189

			2,107,220	1,285,397

INTERIM REPORT 2005

CONDENSED CONSOLIDATED BALANCE SHEET

As at 28th February 2005 and 31st August 2004

	Note	Unaudited 28th February 2005	Audited 31st August 2004
		HK$’000	HK$’000
Financed by:

Share capital	16	61,407	61,057
Reserves		1,083,280	1,114,641

Shareholders’ funds		1,144,687	1,175,698

Non current liabilities

Deferred tax liabilities	17	18,249	18,891
Long-term deferred services income		130	4,141
Long-term liabilities	18	944,154	86,667

		2,107,220	1,285,397

CITY TELECOM (H.K.) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 28th February 2005

	Unaudited
	Share capital	Share premium	Warrant reserve	Exchange reserve	Retained profits	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At 1st September 2004	61,057	617,986	365	983	495,307	1,175,698
Loss for the period	—	—	—	—	(32,290)	(32,290)
Exercise of warrants	—	—	(347)	—	—	(347)
Realisation of outstanding warrant reserve upon warrant expiration	—	—	(18)	—	18	—
Shares issued upon exercise of warrants (Note 16(a))	350	1,397	—	—	—	1,747
Exchange adjustments on translation of the accounts of overseas subsidiaries	—	—	—	(121)	—	(121)

At 28th February 2005	61,407	619,383	—	862	463,035	1,144,687

	Unaudited
	Share capital	Share premium	Warrant reserve	Exchange reserve	Retained Profits	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At 1st September 2003	60,496	615,886	858	1,231	500,242	1,178,713
2003 final dividends paid (Note 8(b))	—	—	—	—	(45,789)	(45,789)
Profit for the period	—	—	—	—	35,124	35,124
Exercise of warrants	—	—	(491)	—	—	(491)
Shares issued upon exercise of share options	64	115	—	—	—	179
Shares issued upon exercise of warrants	495	1,975	—	—	—	2,470
Exchange adjustments on translation of the accounts of overseas subsidiaries	—	—	—	(157)	—	(157)

At 29th February 2004	61,055	617,976	367	1,074	489,577	1,170,049

INTERIM REPORT 2005

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 28th February 2005

	Unaudited six months ended
	28th February 2005	29th February 2004
	HK$’000	HK$’000
Net cash inflow from operating activities	49,008	102,851

Net cash used in investing activities	(173,722)	(181,557)

Net cash generated from financing activities	845,200	56,369

Increase/(decrease) in cash and cash equivalents	720,486	(22,337)
Cash and cash equivalents at beginning of the period	228,347	383,860
Effect on foreign exchange rate changes	(587)	(302)

Cash and cash equivalents at end of the period	948,246	361,221

Analysis of the balances of cash and cash equivalents:

Cash and bank balances	968,119	380,629
Short-term bank loan – secured	(19,873)	(19,408)

	948,246	361,221

CITY TELECOM (H.K.) LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM ACCOUNTS

For the six months ended 28th February 2005

1. Basis of preparation and accounting policies

These unaudited condensed consolidated accounts are prepared in accordance with Hong Kong Statement of Standard Accounting Practice (“SSAP”) 25, “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”).

These condensed accounts should be read in conjunction with the 2004 annual accounts.

The accounting policies and methods of computation used in the preparation of these condensed accounts are consistent with those used in the annual accounts for the year ended 31st August 2004 except that the Group has further expanded its accounting policies following its issuance of the 10-year senior notes due 2015 at fixed interest rate of 8.75% per annum during the period ended 28th February 2005.

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (“new HKFRSs”) which are effective for accounting periods beginning on or after 1st January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the six months ended 28th February 2005.

The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

The effect of adopting the expanded policy is below:

Senior notes

The senior notes are initially accounted for under its fair value and are deducted from the amount of its incidental costs.

After initial recognition, the senior notes shall be stated at amortised cost and any difference between the initial recognized fair value (net of incidental costs) and the redemption value is amortized on a straight-line basis through the profit and loss account from the date of issue to the date of maturity using the effective interest method.

In the event that the senior notes are redeemed prior to the maturity date, the unamortised expenses are charged immediately to the profit and loss account.

INTERIM REPORT 2005

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM ACCOUNTS

For the six months ended 28th February 2005

2. Turnover and segment information

The Group is principally engaged in the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada.

(a) Primary reporting format – business segments

The Group is organised on a worldwide basis into two business segments:

International telecommunications – provision of international long distance calls services.

Fixed telecommunications network – provision of dial up and broadband Internet access services, local voice-over-IP services and IP-TV services.

The Group’s inter-segment transactions mainly consist of provision of leased lines services. The transactions were entered into on similar terms as that contracted with third parties.

	6 months ended 28th February 2005
	International telecomm- unications services	Fixed telecomm- unications network services	Eliminations	Group
	HK$’000	HK$’000	HK$’000	HK$’000
Turnover
External sales	265,171	310,726	—	575,897
Inter-segment sales	2,100	16,277	(18,377)	—

	267,271	327,003	(18,377)	575,897

Segment results	48,431	(70,794)		(22,363)

Finance costs				(10,396)

Loss before taxation				(32,759)

Taxation credit				469

Loss attributable to shareholders				(32,290)

CITY TELECOM (H.K.) LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM ACCOUNTS

For the six months ended 28th February 2005

2. Turnover and segment information (CONTINUED)

(a) Primary reporting format – business segments (CONTINUED)

	6 months ended 29th February 2004
	International telecomm- unications services	Fixed telecomm- unications network services	Eliminations	Group
	HK$’000	HK$’000	HK$’000	HK$’000
Turnover
External sales	324,570	247,833	—	572,403
Inter-segment sales	3,115	14,601	(17,716)	—

	327,685	262,434	(17,716)	572,403

Segment results	71,336	(35,772)		35,564

Finance costs				(88)

Profit before taxation				35,476

Taxation charge				(352)

Profit attributable to shareholders				35,124

INTERIM REPORT 2005

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM ACCOUNTS

For the six months ended 28th February 2005

2. Turnover and segment information (CONTINUED)

(b) Secondary reporting format – geographical segments

Although the Group’s two business segments are managed on a worldwide basis, they operate in two main geographical areas:

Hong Kong – international telecommunications and fixed telecommunications network services

Canada – international telecommunications and fixed telecommunications network services

	Turnover 6 months ended		Operating (loss)/profit 6 months ended
	28th February 2005	29th February 2004	28th February 2005	29th February 2004
	HK$’000	HK$’000	HK$’000	HK$’000
Geographical segments:
Hong Kong	563,768	559,907	(21,590)	35,930
Canada	12,129	12,496	(773)	(366)

Segment results	575,897	572,403	(22,363)	35,564

Turnover and operating (loss)/profit are presented based on the geographical location of customers. There were no inter-segment sales between the geographical segments.

(c)	Revenue of fixed telecommunications network services for the period includes interconnection charges of HK$20,197,000 (for the six months ended 29th February 2004: HK$7,300,000) receivable from several mobile operators for the usage of the fixed telecommunications network of the Group. The charges were determined using the available rates under the existing calculation model (fully distributed cost model) for interconnection charges between fixed and mobile operators, which are based on historical cost data of PCCW-HKT Telephone Limited (“PCCW-HKT”). In May 2004, the Office of the Telecommunications Authority (“TA”) confirmed with Hong Kong Broadband Network Limited (“HKBN”), a wholly-owned subsidiary of the Group that mobile operators should pay interconnection charges to fixed network operators in accordance with the existing charging principles under the relevant TA statements. In August, 2004, TA agreed to make a determination under section 36A of the Telecommunications Ordinance to cover the level of mobile and fixed interconnection charges payable by one of the mobile operators to HKBN; and the effective date of the determined interconnection charges. The Group believe, based on the application of the existing calculation model to our cost structure, that the Group will obtain the same rates applied to PCCW-HKT and this rate will be applicable to all other mobile operators.

CITY TELECOM (H.K.) LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM ACCOUNTS

For the six months ended 28th February 2005

3. Cost of services provided

The Group estimates the Universal Services Contributions (“USC”) payable to PCCW-HKT to fund the costs of network development in remote areas in Hong Kong and includes such estimated costs as part of the cost of its services. TA periodically reviews the actual costs of such developments and revises the amounts owed to PCCW-HKT or to be refunded by PCCW-HKT to the USC contributing parties.

On 19th November 2004, TA issued a statement on the USC and confirmed the actual contribution level for calendar year 2002. In aggregate, an amount of HK$31,688,696 was recorded as an off-set against the cost of services of the Group for the year ended 31st August 2004.

The actual contribution level for calendar year 2003 and 2004 is not yet confirmed by TA. There is no outstanding provisional refund received or receivable which is pending confirmation of the actual rates from TA as at 28th February 2005 (31st August 2004: Nil). Accordingly, there was nil amount included in other payables and accrued charges in the condensed balance sheet as at that date (31st August 2004: Nil).

4. Other operating expenses

	6 months ended
	28th February 2005	29th February 2004
	HK$’000	HK$’000
Advertising and marketing expenses	109,818	101,585
Amortisation of goodwill	533	533
Depreciation	109,747	90,813
Office rental and utilities	12,502	10,078
Provision for doubtful debts	9,119	5,754
Staff costs (including directors’ emoluments) (Note 6)	125,388	113,035
Others	56,431	50,694

	423,538	372,492

INTERIM REPORT 2005

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM ACCOUNTS

For the six months ended 28th February 2005

5. Operating (loss)/profit

The operating (loss)/profit is stated after crediting and charging the following:

	6 months ended
	28th February 2005	29th February 2004
	HK$’000	HK$’000
Crediting

Interest income	3,102	2,238
Gain on disposal of fixed assets	—	536
Unrealised gains on other investments	368	107

Charging

Amortisation of goodwill	533	533
Amortisation of deferred expenditure	6,136	—
Depreciation of owned fixed assets	109,747	90,813
Loss on disposal of fixed assets	62	—
Provisions for doubtful debts	9,119	5,754
Unrealised losses on other investments	55	180

6. Staff costs (including directors’ emoluments)

	6 months ended
	28th February 2005	29th February 2004
	HK$’000	HK$’000
Wages and salaries	119,446	109,129
Write-back of unutilised annual leave	(479)	(290)
Retirement benefit costs – defined contribution plans	16,008	12,517
Less: staff costs capitalized as fixed assets	(9,587)	(8,321)

	125,388	113,035

CITY TELECOM (H.K.) LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM ACCOUNTS

For the six months ended 28th February 2005

6. Staff costs (including directors’ emoluments) (CONTINUED)

Staff costs including directors’ emoluments excluded staff costs of HK$9,829,382 (for the six months ended 29th February 2004: Nil) captured in costs of services and HK$44,877,071 (for the six months ended 29th February 2004: HK$37,956,256) captured in advertising and marketing expenses.

As at 28th February 2005, forfeited contribution of HK$6,000 was available to offset future contributions made by the Group to the retirement schemes (31st August 2004: HK$12,000).

As at 28th February 2005, there were no retirement benefit obligations for defined contribution plans included in other payables and accrued charges (31st August 2004: Nil).

7. Taxation

No Hong Kong profits tax has been provided as there is no estimated assessable profits for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the overseas countries in which the Group operates.

The amount of taxation (credited)/charged to the condensed consolidated profit and loss account represents:

	6 months ended
	28th February 2005	29th February 2004
	HK$’000	HK$’000
Current taxation:
– Overseas taxation	108	247
– Under provisions in prior years	—	599
Deferred taxation relating to the origination and reversal of temporary differences	(577)	(494)

Taxation (credit)/charge	(469)	352

INTERIM REPORT 2005

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM ACCOUNTS

For the six months ended 28th February 2005

8. Dividends

(a) Dividends attributable to the period

	6 months ended
	28th February 2005	29th February 2004
	HK$’000	HK$’000
2004, Interim dividend, proposed after the balance sheet date, of HK$0.015 per ordinary share	—	9,158

	—	9,158

The interim dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

The Board of Directors has resolved not to declare any interim dividend for the six months ended 28th February 2005.

(b) Dividends attributable to the previous financial year, approved and paid during the period:

	6 months ended
	28th February 2005	29th February 2004
	HK$’000	HK$’000
2003, Final dividend, approved and paid during the period, of HK$0.075 per ordinary share	—	45,789

	—	45,789

CITY TELECOM (H.K.) LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM ACCOUNTS

For the six months ended 28th February 2005

9. (Loss)/earnings per share

	6 months ended
	28th February 2005	29th February 2004
	HK$’000	HK$’000
(Loss)/profit attributable to shareholders for the period	(32,290)	35,124

	Number of shares, in thousand	Number of shares, in thousand
Weighted average number of shares in issue	612,384	608,687
Incremental shares from assumed exercise of share options	687	570
Incremental shares from assumed exercise of warrants	—	3,862

Diluted weighted average number of shares	613,071	613,119

Basic (loss)/earnings per share	(5.3) cents	5.8 cents

Fully diluted earnings per share	N/A	5.7 cents

No diluted earnings per share is presented for the six months ended 28th February 2005 as the effect will be anti-dilutive.

10. Long-term assets

	Goodwill	Fixed assets	Deferred expenditure
	HK$’000	HK$’000	HK$’000
6 months ended 28th February 2005
Opening net book amount	2,131	1,158,875	21,563
Additions	—	173,099	10,275
Disposals	—	(307)	—
Amortisation/depreciation charge (Note 4 and Note 5)	(533)	(109,747)	(6,136)
Exchange adjustments	—	468	—

Closing net book amount	1,598	1,222,388	25,702

INTERIM REPORT 2005

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM ACCOUNTS

For the six months ended 28th February 2005

11. Other investments

	28th February 2005	31st August 2004
	HK$’000	HK$’000
Debt securities, at fair value and unlisted outside Hong Kong
– secured (Note 14(a))	—	3,650
– unsecured	25,917	21,954

	25,917	25,604

12. Long-term bank deposit

The balance is a ten-year US$2 million (31st August 2004: US$2 million) (equivalent to HK$15,600,000) deposit placed with a bank in which the Group receives a floating rate deposit interest while the principal amount is fully protected. An interest rate of 10% per annum has been guaranteed for the first year of placement in 2003. The deposit will be terminated once the cumulative interests reaches the predetermined accrued interest cap at 13% of principal amount or an aggregate sum of US$260,000 (equivalent to HK$2,028,000), or otherwise, will reach maturity on 22nd August 2013 when interest will be paid out at the guaranteed accrued interest rate of 13% or the aggregate interest amount of US$260,000 (equivalent to HK$2,028,000).

As at 28th February 2005, the cumulative interests is not yet reached the predetermined accrued interest cap.

13. Accounts receivable

The aging analysis of the accounts receivable is as follows:

	28th February 2005	31st August 2004
	HK$’000	HK$’000
Current – 30 days	64,915	72,528
31 – 60 days	19,603	17,593
61 – 90 days	11,793	8,691
Over 90 days	83,080	58,996

	179,391	157,808

Less: Provision for doubtful debts	(26,638)	(22,959)

	152,753	134,849

The majority of the Group’s turnover is on open account.

CITY TELECOM (H.K.) LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM ACCOUNTS

For the six months ended 28th February 2005

14. Pledge of assets

(a)	As at 28th February 2005, the Group had pledged bank deposits of HK$10,900,000 (31st August 2004: pledged bank deposits of US$800,000 (equivalent to HK$6,240,000) and HK$1,395,000, and a charge over an investment with market value of US$468,000 (equivalent to HK$3,650,000)), as the security for:

(i)	bank guarantees of HK$6,800,000 (31st August 2004: HK$6,295,000) issued by the banks to third party suppliers of the Group for payment of certain products and services procured by the Group from these third party suppliers; and

(ii)	bank guarantees of HK$3,622,000 (31st August 2004: HK$3,622,000) issued by a bank to certain utility vendors in lieu of payment of utility deposits.

During the six months ended 28th February 2005, the charge over an investment with market value of US$468,000 (equivalent to HK$3,650,000) has been released.

(b)	On 9th October 2002, the Group entered into a HK$200,000,000 long-term loan facility with The Hongkong and Shanghai Banking Corporation Limited (“HSBC”) to provide funding for further development of the fixed telecommunications network of HKBN. According to the agreement, all amounts under the facility should be drawn by 31st December 2004. The principal balance drawn down is to be repaid in 60 equal monthly instalments beginning in January 2005. As at 31st August 2004, the amount drawn down and outstanding was HK$100,000,000. We drew down a further HK$40,000,000 in September 2004 and the remaining HK$60,000,000 in December 2004 for a total amount of HK$200,000,000.

On 3rd January 2005, approximately HK$3.3 million was repaid. On 20th January 2005, the Group completed a US$125 million notes offering of 8.75% senior notes due 2015, with net proceeds of approximately US$121 million after deduction of expenses and commissions. The Group used the net proceeds, in part, to repay in full the outstanding bank loan in the amount of HK$196.7 million on 24th January 2005.

On 27th July 2004, the Group entered into an additional HK$200,000,000 long term loan facility with HSBC to provide funding for the same purpose. All amounts under the facility should be drawn by 31st December 2006. The principal balance drawn down is to be repaid in 60 equal monthly instalments beginning in January 2007. The Company has not drawn any amount under this facility.

Both facilities are cancelled upon the request by the Company in January 2005 and the fixed and floating charge over all assets of the Company for these facilities has been released accordingly.

(c)	As at 28th February 2005, the short-term bank loan was secured by a bank deposit of HK$19,873,000 (31st August 2004: HK$19,170,000). The short-term bank loan was subsequently fully repaid on 24th March 2005, and the related pledged bank deposit was released accordingly.

INTERIM REPORT 2005

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM ACCOUNTS

For the six months ended 28th February 2005

15. Accounts payable

The aging analysis of the accounts payable is as follows:

	28th February 2005	31st August 2004
	HK$’000	HK$’000
Current – 30 days	17,301	31,175
31 – 60 days	24,127	27,253
61 – 90 days	6,817	13,130
Over 90 days	56,638	50,901

	104,883	122,459

16. Share capital
	Number of ordinary shares of HK$0.10 each	HK$’000
Authorised
At 1st September 2004 and 28th February 2005	2,000,000,000	200,000

Issued and fully paid
At 1st September 2003	604,959,787	60,496
Exercise of share options	640,000	64
Exercise of warrants	4,947,174	495

At 29th February 2004	610,546,961	61,055

At 1st March 2004	610,546,961	61,055
Exercise of warrants	26,400	2

At 31st August 2004	610,573,361	61,057

At 1st September 2004	610,573,361	61,057
Exercise of warrants (Note (a))	3,500,043	350

At 28th February 2005	614,073,404	61,407

(a)	During the six months ended 28th February 2005, 3,500,043 warrants were exercised for an equivalent number of ordinary shares at a price of HK$0.40 per share. The shares issued rank pari passu with the existing shares in issue. The remaining outstanding warrants of 135,396 were expired on 1st November 2004.

CITY TELECOM (H.K.) LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM ACCOUNTS

For the six months ended 28th February 2005

16. Share capital (CONTINUED)

(b) The movement of outstanding share options during the period was as follows:

Date of grant	3rd September 1998	10th September 1999	20th October 2000	3rd June 2004	21st October 2004/ 5th January 2005
Exercise price per share (HK$)	0.26	2.10	0.58	1.47	1.54
Number of Share Options outstanding at 1st September 2004	190,000	60,000	350,000	6,000,000	—
Granted	—	—	—	—	30,670,000

Number of Share Options outstanding at 28th February 2005	190,000	60,000	350,000	6,000,000	30,670,000

The share options granted in 1998, 1999 and 2000 above were granted under a share option scheme approved by the shareholders of the Company on 12th July 1997 (the “1997 Share Option Scheme”) and are immediately exercisable. The share options granted in 2004 and 2005 above were granted under the 2002 Share Option Schemes as described below.

Each option entitles the holder to subscribe for shares at nominal value of HK$0.10 each in the Company at a predetermined exercise price. No share options were exercised during the period.

At an Extraordinary General Meeting held on 23rd December 2002, a new share option scheme (the “2002 Share Option Scheme”) was approved by the shareholders of the Company and the 1997 Share Option Scheme was terminated on the same date. No further share option could be granted under the 1997 Share Option Scheme after the date of its termination, but all share options outstanding in respect of the 1997 Share Option Scheme as of 28th February 2005 shall continue to be exercisable in accordance with the terms of the 1997 Share Option Scheme.

During the six months ended 28th February 2005, options were granted under the 2002 Share Option Scheme to eligible participants for the subscription of 30,670,000 shares of the Company at an exercise price of HK$1.54 each.

INTERIM REPORT 2005

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM ACCOUNTS

For the six months ended 28th February 2005

17. Deferred taxation

Deferred taxation is calculated in full on temporary differences under the liability method using the taxation rates prevailing in respective countries in which the Group operates.

The movement on the deferred tax liabilities/(assets) account is as follows:

	6 months ended 28th February 2005	Year ended 31st August 2004
	HK$’000	HK$’000
At the beginning of the period/year	18,662	20,274
Exchange differences	—	(301)
Deferred taxation credited to profit and loss account – relating to the origination and reversal of temporary differences	(577)	(1,311)

At the end of the period/year	18,085	18,662

Deferred income tax assets are recognised for tax loss carry forwards to the extent that the related tax benefit through the utilisation of tax losses against the future taxable profits is probable. The Group has unrecognised tax losses of HK$37,307,000 at 28th February 2005 (31st August 2004: HK$40,573,000) to carry forward against future taxable income, these tax losses will expire in the following periods:

	28th February 2005	31st August 2004
	HK$’000	HK$’000
After 5 years	142	133
From 2 to 5 years	2,771	2,597
No expiry date	34,394	37,843

	37,307	40,573

CITY TELECOM (H.K.) LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM ACCOUNTS

For the six months ended 28th February 2005

17. Deferred taxation (CONTINUED)

The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the period is as follows:

Deferred tax liabilities	Accelerated depreciation allowances		Others		Total
	2005	2004	2005	2004	2005	2004
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At 1st September	140,202	110,925	49	—	140,251	110,925
Charged to profit and loss account	5,646	29,590	20	49	5,666	29,639
Exchange differences	5	(313)	—	—	5	(313)

At 28th February 2005/31st August 2004	145,853	140,202	69	49	145,922	140,251

Deferred tax assets	Tax losses
	2005	2004
	HK$’000	HK$’000
At 1st September	(121,589)	(90,651)
Credited to profit and loss account	(6,243)	(30,950)
Exchange differences	(5)	12

At 28th February 2005/31st August 2004	(127,837)	(121,589)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the condensed consolidated balance sheet:

	28th February 2005	31st August 2004
	HK$’000	HK$’000
Deferred tax assets	(164)	(229)
Deferred tax liabilities	18,249	18,891

	18,085	18,662

INTERIM REPORT 2005

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM ACCOUNTS

For the six months ended 28th February 2005

18. Long-term liabilities

	28th February 2005	31st August 2004
	HK$’000	HK$’000
Long-term bank loan – secured (Note (a))	—	86,667
Senior notes (Note (b))	944,154	—

	944,154	86,667

At 28th February 2005, the Group’s long-term liabilities were repayable as follows:

	28th February 2005	31st August 2004
	HK$’000	HK$’000
Long-term bank loan – secured
Within one year	—	13,333
In the second year	—	20,000
In the third to fifth year	—	60,000
After the fifth year	—	6,667

	—	100,000
Less: current portion of long-term bank loan	—	(13,333)

	—	86,667

Senior notes
After the fifth year	944,154	—

	944,154	—

	944,154	86,667

(a)	On 3rd January 2005, the Group has repaid approximately HK$3.3 million of the outstanding bank loan. On 20th January 2005, the Group completed a US$125 million notes offering of 8.75% senior notes due 2015 with net proceeds of approximately US$121 million after deduction of expenses and commissions (Note (b)). The Group used the net proceeds, in part, to repay in full the then outstanding bank loan in the amount of HK$196.7 million on 24th January 2005.

In connection with the above draw-down of the loan facility, the Group entered into an interest rate swap agreement with a bank, under which, the Group makes a monthly interest payment at a fixed rate of 2.675% per annum on a notional amount of HK$100 million, and receives monthly interest payments calculated at Hong Kong Interbank borrowing rate (HIBOR) during the period from March 2004 to December 2009. The interest rate swap agreement remains valid following the full repayment of the loan facility.

CITY TELECOM (H.K.) LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM ACCOUNTS

For the six months ended 28th February 2005

18. Long-term liabilities (CONTINUED)

(b)	On 20th January 2005, the Group issued unsecured senior fixed rates notes (the “10-year senior notes”) with a principal amount of US$125 million at an issue price equal to 100 per cent of the principal amount of the 10-year senior notes, due on 1st February 2015. The 10-year senior notes bear interest at the fixed rate of 8.75% per annum and such interest is payable semi-annually on 1st February and 1st August of each year, commencing 1st August 2005.

The 10-year senior notes are unconditionally and irrevocably guaranteed on a joint and several basis by the Company’s subsidiaries (other than CTI Guangzhou Customer Services Co. Limited) as subsidiary guarantors.

The 10-year senior notes were issued as an underwritten transaction and the net proceeds were approximately US$121 million after deduction of expenses and commissions. The Group used the net proceeds, in part, to repay in full an existing bank loan in the outstanding amount of HK$196.7 million, and intends to use the remaining net proceeds for capital expenditures, including costs incurred in expanding and upgrading our Metro Ethernet network in Hong Kong, and for additional working capital and general corporate purposes.

19. Contingent liabilities

	28th February 2005	31st August 2004
	HK$’000	HK$’000
Bank guarantees provided to suppliers (Note 14(a)(i))	6,800	6,295
Bank guarantee in lieu of payment of utility deposits (Note 14(a)(ii))	3,622	3,622

	10,422	9,917

20. Commitments

(a) Capital commitments

	28th February 2005	31st August 2004
	HK$’000	HK$’000
Purchase of telecommunications, computer and office equipment – contracted but not provided for	133,557	213,310

INTERIM REPORT 2005

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM ACCOUNTS

For the six months ended 28th February 2005

20. Commitments (CONTINUED)

(b) Commitments under operating leases

At 28th February 2005, the Group had future aggregate minimum lease payments under non-cancelable operating leases as follows:

	28th February 2005	31st August 2004
	HK$’000	HK$’000
Leases in respect of land and buildings which are payable:

Within one year	10,582	10,419
Later than one year but not later than five years	7,561	7,965

	18,143	18,384

Leases in respect of telecommunications facilities and computer equipment which are payable:

Within one year	39,083	36,479
Later than one year but not later than five years	3,730	8,120
More than five years	7,400	7,800

	50,213	52,399

	68,356	70,783

(c) Program fee commitments

The Group entered into several long-term agreements with program content providers for granting the program rights for use of certain program contents in the Group’s IP-TV services. Minimum amounts of program fees are guaranteed to be paid by the Group which are analysed as follows:

	28th February 2005	31st August 2004
	HK$’000	HK$’000
Program fee in respect of program rights which are payable:

Within one year	14,004	15,542
Later than one year but not later than five years	10,534	18,869

	24,538	34,411

CITY TELECOM (H.K.) LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM ACCOUNTS

For the six months ended 28th February 2005

21. Pending litigations

The directors have been advised that there was no significant progress on the pending litigations as disclosed in the annual report of the Group for the year ended 31st August 2004.

22. Barter Transactions

(a)	During the year ended 31st August 2004, HKBN entered into two sets of agreements with a third party (the “Contract Party”). Pursuant to one agreement (“First Agreement”), the Contract Party agreed to sell to HKBN a set of un-activated telecommunications facility (the “Facility”) at a cash consideration of approximately HK$42.4 million (the “Facility Considerations”). As at 31st August 2004, the full amount of the Facility Considerations had been paid by HKBN. In conjunction with the First Agreement, HKBN also entered into an operations and maintenance agreement with the Contract party for the provision of ongoing operations and maintenance services for the Facility at a fee of approximately HK$1 million per annum commencing 1st September 2007 onwards.

Another agreement (“Second Agreement”) was entered into on the same date between HKBN and the Contract Party whereby HKBN undertakes to provide certain telecommunication services to the Contract Party (the “Services”) with fees computed based on unit service charges specified in the Second Agreement. However, the Contract Party is required to pay to HKBN a guarantee minimum service fee of approximately HK$42 million over a period of three years, commencing 1st September 2004. As at 31st August 2004, a prepayment of the service charges of HK$36.5 million (the “Prepaid Charges”) was paid by the Contract Party to HKBN. During the six months ended, 28th February 2005, the Contract Party has utilised services with service charges of approximately HK$0.3 million, leaving the Prepaid Charges of HK$36.2 million unutilised.

The Directors of the Company made an assessment of the fair values of the items under exchange and have drawn a conclusion that no fair values could be assigned to them. Accordingly, the Facility was not recognized as an asset and no revenue or deferred revenue was recognized in the financial statements of the Group. The difference between the amounts paid for the Facility Considerations and the Prepaid Charges received, amounting to approximately HK$5.9 million was recorded as a long-term receivable balance in the balance sheet as at 28th February 2005 and as at 31st August 2004.

(b)	During the six months ended 28th February 2005, HKBN entered into an agreement with a third party (the “Contract Party”). Pursuant to the agreement, HKBN and the Contract Party agreed to make available certain telecommunications services (the “Services”) to each other on a barter basis at no consideration for a period of ten years, commencing 1st January 2005.

The Directors of the Company made an assessment and as the Services being exchanged are of a similar nature and value, the exchange is not regarded as a transaction which generates revenue. Accordingly, the Services were not recognised as an asset and no revenue or deferred revenue was recognised in the financial statements of the Group as at and for the period ended 28th February 2005.

INTERIM REPORT 2005

OTHER INFORMATION

EMPLOYEE REMUNERATION

Including the directors of the Group, as at 28th February 2005, the Group employed a total of approximately 3,500 full-time employees. The Group provides remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on both the Group’s and individual performances. The Group also provides comprehensive medical coverage, competitive retirement benefits schemes, staff training programs and operates a share option scheme.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

The Company has not redeemed any of its listed securities during the period. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company’s listed securities during the period.

DIRECTORS’ INTERESTS IN SHARES AND UNDERLYING SHARES

At 28th February 2005, the interests of the directors and chief executives of the Company in the shares and underlying shares of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the “SFO”)), as recorded in the register maintained by the Company required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) were as follows:

Long positions in ordinary shares and underlying shares of the Company

	Number of shares
Name of director	Personal interests	Corporate interests	Family interests	Share options	Total interests	Percentage interests (Note 1)
Wong Wai Kay, Ricky	11,250,000	319,862,999 (Note 2 (i) and (ii))	2,428,000 (Note 3)	8,000,000	341,540,999	55.62%

Cheung Chi Kin, Paul	10,508,000	318,516,999 (Note 2 (i))	—	8,000,000	337,024,999	54.88%

Chong Kin Chun, John	1,574,000	—	—	2,000,000	3,574,000	0.58%

Sio Veng Kuan, Corinna	1,550,000	—	—	1,000,000	2,550,000	0.42%

Fung So Mui, Fion	1,964,000	—	—	500,000	2,464,000	0.40%

To Wai Bing	398,000	—	—	2,000,000	2,398,000	0.39%

Notes:

1.	This percentage is based on 614,073,404 ordinary shares of the Company issued as at 28th February 2005.

2.	The corporate interests of Mr Wong Wai Kay, Ricky and Mr Cheung Chi Kin, Paul arise through their respective interests in the following companies:

(i)	318,516,999 shares are held by Top Group International Limited (“Top Group”) which is owned as to approximately 35% each by Mr Wong and Mr Cheung; the interests of Top Group in the Company is also disclosed under the section “Substantial Shareholders” in this report.

(ii)	1,346,000 shares are held by Bullion Holdings Limited which is wholly owned by Mr Wong.

3.	2,428,000 shares are jointly owned by Mr Wong and his spouse.

Save as disclosed above, none of the directors or chief executives (including their spouse and children under 18 years of age) had any interests or short positions in the shares, underlying shares and derivative to ordinary shares of the Company and its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

CITY TELECOM (H.K.) LIMITED

OTHER INFORMATION

SHARE OPTION SCHEMES

2002 Share Option Scheme

The Company operates a share option scheme (the “2002 Share Option Scheme”) which was adopted by shareholders of the Company on 23rd December 2002 which the directors may, at their discretion, invite eligible participants to take up options to subscribe for Shares subject to the terms and conditions stipulated therein.

Details of the outstanding share options under the 2002 Share Option Scheme during the period are as follows:

Participants	Date of grant	Exercise price per share	Exercisable period	Vesting period	No. of options outstanding as at 1st September 2004	Options granted during the period	Closing price immediately before the date of grant/ proposed grant		No. of options outstanding as at 28th February 2005
Directors

Wong Wai Kay, Ricky	5th Jan 2005	HK$1.54	5th Jan 2005 to 20th Oct 2014	5th Jan 2005 to 1st Jan 2007	—	8,000,000	HK$	1.53	8,000,000

Cheung Chi Kin, Paul	5th Jan 2005	HK$1.54	5th Jan 2005 to 20th Oct 2014	5th Jan 2005 to 1st Jan 2007	—	8,000,000	HK$	1.53	8,000,000

Chong Kin Chun, John	21st Oct 2004	HK$1.54	1st Jan 2005 to 20th Oct 2014	1st Jan 2005 to 1st Jan 2007	—	2,000,000	HK$	1.53	2,000,000

Sio Veng Kuan, Corinna	21st Oct 2004	HK$1.54	1st Jan 2005 to 20th Oct 2014	1st Jan 2005 to 1st Jan 2007	—	1,000,000	HK$	1.53	1,000,000

Fung So Mui, Fion	21st Oct 2004	HK$1.54	1st Jan 2005 to 20th Oct 2014	1st Jan 2005 to 1st Jan 2007	—	500,000	HK$	1.53	500,000

To Wai Bing	21st Oct 2004	HK$1.54	1st Jan 2005 to 20th Oct 2014	1st Jan 2005 to 1st Jan 2007	—	2,000,000	HK$	1.53	2,000,000

Employees in aggregate	21st Oct 2004	HK$1.54	1st Jan 2005 to 20th Oct 2014	1st Jan 2005 to 1st Jan 2007	—	9,170,000	HK$	1.53	9,170,000

Others	3rd Jun 2004	HK$1.47	1st May 2005 to 2nd Jun 2014	1st May 2005 to 1st May 2006	6,000,000	—	HK$	1.47	6,000,000

Total					6,000,000	30,670,000			36,670,000

No options under the 2002 Share Option Scheme were exercised, cancelled or lapsed during the period.

In assessing the value of the share options granted during the period, the Black-Scholes option pricing model (the “Black-Scholes Model”) has been used. The Black-Scholes Model is one of the most generally accepted methodologies used to calculate the value of options and is one of the recommended option pricing models as set out in Chapter 17 of the Listing Rules. The variables of the Black-Scholes Model include expected life of the options, risk-free interest rate, expected volatility and expected dividend of the shares of the Company.

INTERIM REPORT 2005

OTHER INFORMATION

In assessing the value of the share options granted during the period, the following variables have been applied to the Black Scholes Model:

Measurement Date	21st October 2004	5th January 2005
Variables
Expected life	5 years	5 years
Risk-free rate	2.65%	2.75%
Expected volatility	54.12%	53.20%
Expected dividend yield	1.01%	1.01%

The above variables were determined as follows:

(i)	The expected life is estimated to be 5 years from the date of grant (the “Measurement Date”).

(ii)	The risk-fee rate represents the yield of the Hong Kong Exchange Fund Notes corresponding to the expected life of the options as at the Measurement Date.

(iii)	The expected volatility represents the annualised standard deviation of the continuously compounded rates of return on the shares of the Company for the last twelve months from the Measurement Date.

(iv)	A dividend yield of 1.01% has been assumed.

Using the Black-Scholes Model in assessing the value of share options granted during the period, the fair value is estimated as below:

Date of grant	21st October 2004		5th January 2005
Fair value per share option	HK$	0.66	HK$	0.65

In assessing the aggregate value of the share options, no adjustment has been made for possible future forfeiture of the options. No charge is recognised in the profit and loss account in respect of the value of options granted during the period. The share options granted will be recognised in the balance sheet at the time when the share options are exercised.

The Black-Scholes Model, applied for determination of the estimated value of the share options granted under the 2002 Share Option Scheme, was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. Such an option pricing model requires input of highly subjective assumptions, including the expected stock volatility. As the Company’s share options have characteristics significantly different from those of traded options, changes in subjective inputs may materially affect the estimated fair value of the options granted.

1997 Share Option Scheme

The Company also has an old share option scheme (the “1997 Share Option Scheme”) adopted by shareholders on 12th July 1997 which was terminated on 23rd December 2002 upon the adoption of the 2002 Share Option Scheme. Upon termination, no further options have been or will be granted under the 1997 Share Option Scheme but the provisions of such scheme in all other respects remain in force and all options granted prior to termination continue to be valid and exercisable.

CITY TELECOM (H.K.) LIMITED

OTHER INFORMATION

Details of the outstanding share options under the 1997 Share Option Scheme during the period are as follows:

Participants	Date of grant	Exercise price per share		Exercisable period	No. of Options outstanding as at 1st September 2004 and 28th February 2005
Employees in aggregate	3rd Sep 1998	HK$	0.26	3rd Sep 2000 to 11th July 2007	190,000
	10th Sep 1999	HK$	2.10	10th Sep 1999 to 11th July 2007	60,000
	20th Oct 2000	HK$	0.58	2nd June 2001 to 11th July 2007	350,000

Total					600,000

Notes:

1.	No options under the 1997 Share Option Scheme were granted, exercised, cancelled or lapsed during the period.
2.	All outstanding options are immediately exercisable.

SUBSTANTIAL SHAREHOLDERS

At 28th February 2005, the interests and short positions of the persons, other than the directors or chief executive of the Company, in the shares and underlying shares of the Company as recorded in the register maintained by the Company required to be kept under Section 336 of the SFO were as follows:

Name	Interests in Shares Name in long positions	Percentage interests (Note)
Top Group International Limited	318,516,999	51.87%
EK Investment Management Limited	67,050,000	10.92%

Note: This percentage is based on 614,073,404 ordinary shares of the Company issued as at 28th February 2005.

Save as disclosed above, the Company had not been notified of any persons having any interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

None of the directors of the Company is aware of any information which would indicate that the Group is not, or was not, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited (the “Listing Rules”) in force prior to 1st January 2005 during the accounting period covered by this interim report.

INTERIM REPORT 2005

OTHER INFORMATION

CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code of the Listing Rules as the code of conduct for securities transactions by directors of the Company. Having made specific enquiry of all directors, the directors have complied with the required standard as set out in the Model Code during the period.

OTHER DISCLOSURE

Apart from above, other areas which are required to be discussed under the requirements of paragraph 46 of Appendix 16 of the Listing Rules in force prior to 1st January 2005 and paragraph 16 of Hong Kong Statement of Standard Accounting Practice No. 25 “Interim Financial Reporting”, either have no material changes from the information disclosed in the annual report of the Group for the year ended 31st August 2004 or are considered not significant to the Group’s operations, and hence no additional disclosure has been made in this report.

REMUNERATION COMMITTEE

A remuneration committee (the “Remuneration Committee”) was established to ensure the supervision of the remuneration packages payable by the Company to the executive directors of the Company. The Remuneration Committee comprises Mr Lee Hon Ying, John, Mr Cheng Mo Chi, Moses, Dr Chan Kin Man, Mr Peh Jefferson Tun Lu, the finance director and the director of administration and human resources. The Remuneration Committee is responsible for reviewing and evaluating the remuneration packages of the executive directors and making recommendations to the board of directors from time to time.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including a review of the unaudited interim accounts for the six months ended 28th February 2005. The Audit Committee comprises Mr Lee Hon Ying, John (the Chairman of the Audit Committee), Dr Chan Kin Man, Mr Peh Jefferson Tun Lu who are the independent non-executive directors of the Company and Mr Cheng Mo Chi, Moses, the non-executive director of the Company.

By Order of the Board
Wong Wai Kay, Ricky
Chairman

Hong Kong, 17th May 2005

CITY TELECOM (H.K.) LIMITED

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Corinna Sio
Name:	Corinna Sio
Title:	Finance Director

Dated: May 24, 2005